February 8, 2021

Ms. Irene Barberena-Meissner	VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington D.C. 20549

Phone: (202) 551-6548

Re:	Monaker Group, Inc.
Form S-3 Registration Statement
File No. 333-252580

Acceleration Request

Request Date:	Wednesday, February 10, 2021
Request Time:	11:00 a.m. Eastern Time (or as soon thereafter as practicable)

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Monaker Group, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective on Wednesday, February 10, 2021, at 11:00 a.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes David M. Loev and/or John S. Gillies of The Loev Law Firm, PC, to orally modify or withdraw this request for acceleration. Please contact Mr. Loev at (832) 930-6432, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

/s/ William Kerby
William Kerby
Chief Executive Officer

Monaker Group • 2893 Executive Park Drive, Suite 201 • Weston, Florida 33331

Phone: (954) 888-9779 • Fax: (954) 888-9082 • Website: www.monakergroup.com